18001132

TED STATES
EXCHANGE COMMISSION
ıgton, D.C. 20549

.RM X-17A-5

SEC MAIL PROCESSING
Received

FEB 20 2018

WASH, D.C.

SEC FILE NUMBER
8- 51139

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berman Capital, LLC

OFFICIAL USE ONLY
45706
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

435 Hill Street
(No. and Street)

San Francisco (City) California (State) 94114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc L. Berman (415) 345-1480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 Larkspur, CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marc L. Berman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berman Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission
- ☒ (o) Report on Assertions of Exemption of a Non-Carrying Broker or Dealer required By Rule 17a-5(d)(4) of the Securities and Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of San Francisco }

On Jan 16th 2018 before me, Niraj Patel, Notary Public,
(Here insert name and title of the officer)

personally appeared Marc L Berman,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NIRAJ PATEL
COMM. # 2075211
NOTARY PUBLIC - CALIFORNIA
COUNTY OF SAN FRANCISCO
MY COMM. EXP. AUG. 16, 2018

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

BERMAN CAPITAL, LLC
P. O. BOX 330249
SAN FRANCISCO, CA 94133
415.345.1480

marc@bermancap.com

February 12, 2018

To Whom It May Concern:

Please find enclosed our December 31, 2017 audited annual statement.

If you have any questions contact me at your convenience.

Marc Berman
Berman Capital #45706

Berman Capital, LLC

Financial Statements

and

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Year ended December 31, 2017

with

Reports of Independent Registered Public Accounting Firm

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Report of Independent Registered Public Accounting Firm

To the members of Berman Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Berman Capital, LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. An audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information) has been subjected to audit procedures performed in conjunction

with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
January 4, 2018

Berman Capital, LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Current assets		
Cash and cash equivalents	$	52,462
Total current assets		52,462
Total assets	$	52,462

Liabilities and Members' Equity

Current liabilities		
Accounts payable and accrued liabilities	$	1,500
Members' equity		50,962
Total liabilities and members' equity	$	52,462

See accompanying notes

Berman Capital, LLC
Statement of Operations
For the year ended December 31, 2017

Revenues		
Commissions and fees	$	-
Interest income		34
Total revenues		34
Expenses		
Professional fees and outside services		6,588
Telephone		4,983
Entertainment and promotion		3,218
Computer and database		2,617
Dues and subscriptions		2,216
Taxes and licenses		800
Insurance		656
Travel		495
Auto and local travel		380
Postage and delivery		200
Other expenses		100
Total expenses		22,253
Net loss	$	(22,219)

See accompanying notes.

Berman Capital, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2017

Balance, December 31, 2016	$	73,181
Distributions to members		-
Net loss		(22,219)
Balance, December 31, 2017	$	50,962

See accompanying notes.

Berman Capital, LLC
Statement of Cash Flows
For the year ended December 31, 2017

Cash flows from operating activities		
Net loss	$	(22,219)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in accounts payable		(20,000)
Net cash used by operating activities		(42,219)
Cash flows from financing activities		
Distributions to members		-
Net cash used by financing activities		-
Net decrease in cash and cash equivalents		(42,219)
Cash and cash equivalents, beginning of year		94,681
Cash and cash equivalents, end of year	$	52,462
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

See accompanying notes.

Berman Capital, LLC
Notes to Financial Statements
December 31, 2017

Note 1 - Summary of significant accounting policies

Basis of presentation
Berman Capital, LLC (the Company) is a California limited liability company formed in July 1998. In February 1999, the Company registered as a broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Commissions and fees
The Company records commission and fee income as earned pursuant to the terms of its investment banking agreements.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and registered investment company, in interest and non-interest bearing accounts, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2017, the Company had no accounts receivable and, accordingly, determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2014 to 2017 are open for examination by the Internal Revenue Service and years 2013 to 2017 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. For the year ended December 31, 2017, advertising costs were insignificant.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 - Transactions with members

The Company receives the benefit of certain office and administrative services provided by its members. For the year ended December 31, 2017, the Company reimbursed its members for all significant shared costs.

The Company's members also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the members. If the transactions do not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid. As of December 31, 2017, the Company had reimbursed all significant member incurred costs.

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2017

Note 3 - Retirement plan

The Company has a defined contribution retirement plan for the benefit of its members. Contributions to the plan are determined annually by the Company's managing member subject to certain maximum amounts allowable under the Internal Revenue Code. No contributions were accrued to the plan in the year ended December 31, 2017.

Note 4 - Concentrations

During the year ended December 31, 2016 revenue from one client/contract amounted to 100 percent of total revenues. No revenues were earned for the year ended December 31, 2017.

Note 5 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this filing. Management concluded that no material subsequent events have occurred since December 31, 2017 that required recognition or disclosure in such financial statements.

Note 6 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not exceeding 15 to 1. As of December 31, 2017, the Company had net capital of $50,962, which exceeded its required net capital of $5,000 by $45,962. The ratio of aggregate indebtedness to net capital was .03 to 1.

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Berman Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

Net Capital	
Total members' equity	$ 50,962
Subordinated liabilities	-
Non-allowable assets	-
Net capital	$ 50,962
Total aggregate indebtedness	$ 1,500
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 100
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 45,962
Excess net capital after deducting the higher of 10% of aggregate indebtedness or 120% of required net capital	$44,962
Aggregate indebtedness to net capital ratio	0.03 to 1

Berman Capital, LLC
Reconciliation Pursuant to Rule 17a-5(d)(2)(iii)
As of December 31, 2017

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2017)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Berman Capital, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Berman Capital, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

A supplementary report pursuant to Rule 17a- 5(d)(2)(ii) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

BERMAN CAPITAL, LLC

Member FINRA • SIPC

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

January 4, 2018

Wilson Markle Stuckey Hardesty & Bott LLP
101 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

Berman Capital, LLC (the Company) is a limited broker-dealer offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the Securities Exchange Act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Berman Capital, LLC ".

The nature of the business of the Company qualifies the Company for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

Sincerely,

Marc L. Berman
Managing Member

435 Hill Street
San Francisco, CA 94114
435-345-1480
www.bermancap.com

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Berman Capital, LLC (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(i) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
January 4, 2018

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM